Sub-Item 77I (b): Terms of new or amended securities

      At its November 12, 2010 Board of Directors meeting, the Board of Directors approved the creation of the Omni Small-Cap Value Fund (the "Omni Fund"), an additional series of Bridgeway Funds, Inc. (the "Company"). The Omni Fund consists of one class of shares: Class N shares. A description of the Omni Fund's shares is contained in its Prospectus and Statement of Additional Information dated December 31, 2010, which were filed in the Company's Rule 485(b) filing on December 27, 2010.

      Subsequent to the reporting period of this Form N-SAR, the Company's Board of Directors approved, effective as of January 18, 2011, the name change of the Omni Fund to the Omni Tax-Managed Small-Cap Value Fund and the related revisions to the Omni Fund's investment strategies and risks.